U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

Check box if no longer subject to

Section 16. Form 4 or Form 5 obligations

may continue. See Instruction 1(b)

1. Name and Address of Reporting Person*

Johnson Barbara

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(Last) (First) (Middle)

97 Valley Road

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(Street)

Larchmont NY 10538

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(City) (State) (Zip)

				2. Issuer Name and Ticker or Trading Symbol The Vermont Teddy Bear Co., Inc. (BEAR)						6. Relationship of Reporting Person to Issuer (Check all applicable) X Director ___ 10% Owner Officer (give title ___ Other below) (specify below)
				3. IRS Identification Number of Reporting Person, if an Entity (Voluntary) ###-##-####		4. Statement for Month/Year 04/2003
						5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check applicable line) X Form filed by one Reporting Person ____ Form filed by more than one Reporting Person
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	2A, Deemed Execution Date, if any, (Month/Day/ Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4. and 5)			5. Amount of Securities Beneficially Owned at End of Month (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Inst. 4)
			Code	V	Amount	(A) or (D)	Price

*If the Form is filed by more than one Reporting Person, see Instructions 4(b)(v).

Reminder: Report on separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Response) (Over)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any, (Month/Day/ Year	4. Transaction Code (Instr. 8)		5. Number of Der-ivative Securities Acquired (A) or Disposed (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date Month/Day /Year)		7. Title & Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. No. of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to purchase common stock under NEDSP Incentive Stock Option Plan	$4.00 per sh	04/01/03		A		1,500 Note 1		04/01/03	04/01/13	Common	1,500	Note 2	D- 33,333 Note 3	D

Explanation of Responses:

Note 1: Number of derivative securities acquired represents the number of shares of common stock underlying the options reported on this Form 4.

Note 2: Derivative securities granted in consideration of the reporting person's actual attendance at the annual meeting of directors held on March 27, 2003, pursuant to the Company's Non-Employee Directors Stock Plan.

Note 3: Number of derivative securities directly owned represents the number of shares of common stock underlying unexercised options held by the reporting person after reflecting the acquisition of the stock options reported on this Form 4.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 165. U.S. C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ Barbara Johnson 04/03/03

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** Signature of Reporting Person Date